Exhibit 4.3

TERMS AND CONDITIONS FOR OPTIONS GRANTED TO NEW HIRES OR AS AN INCENTIVE TO EMPLOYEES OF ASML GROUP COMPANIES UNDER THE ASML STOCK OPTION PLAN — CONDITIONAL STOCK OPTIONS –

(Version July 2003)

TABLE OF CONTENTS

Related documents
Article 1 - Definitions
Article 2 - Scope and Object
Article 3 - Acquisition of Options
Article 4 - Acceptance of the Options
Article 5 - Option Period
Article 6 - Exercise Price Article 7 - Transferability of the Option
Article 8 - Exercise of the Option
Article 9 - Dilution of Capital
Article 10 - Taxes and Costs
Article 11 - Prevention of Insider Trading
Article 12 - Notices
Article 13 - Disputes
Article 14 - Amendments	2 3 5 5 5 5 6 6 6 8 8 9 9 9 9

Related documents

In these Option Conditions reference is made to the following documents: - ASML Stock Option Plan (version 2) - ASML Insider Trading Rules These documents may be consulted on the ASML Intranet.

Article 1 — Definitions

In these Option Conditions and in documents arising from and relating thereto, the following terms shall have the meanings specified in this Article, unless explicitly stated otherwise.

ASML	:	ASML Holding N.V., having its business address at De Run 1110 in Veldhoven;
ASML Group Company	:	a group company of ASML, as referred to in section 24c of Book 2 of the Dutch Civil Code, irrespective of the law by which it is governed and irrespective of the place where it has its registered office;

Date of Grant	:	the date on which the Option is granted in writing, which date is fixed at July 18th, 2003;
Embargo Period	:	the period from July 18th, 2003 through July 17th, 2006;
Employee	:	a natural person who on the Date of Grant is employed by an ASML Group Company and is on her payroll on that date;
Employer	:	the ASML Group Company which employs Option Holder on the Date of Grant;
Exercise Price	:	the price for which Option Holder may acquire one Share upon the exercise of one Option;
Option	:	a right granted by Employer to Option Holder to acquire one Share at the end of the Option Period or the Revised Option Period against payment of the Exercise Price during the Option Period. Options granted to United States residents or citizens will give such Option Holders the right to acquire Shares quoted on the NASDAQ while Options granted to all other Option Holders will give the right to acquire Shares quoted on the AEX;

Option Agent	:	the organization to be designated by ASML charged with the implementation of the Option Conditions;
Option Conditions	:	the present Terms and Conditions for Options granted to New Hires or as an Incentive to Employees of ASML Group Companies under the ASML Stock Option Plan - conditional options - version July 2003, including any modifications subsequently introduced herein in conformity with the same;

Option Holder	:	the holder of an Option, being the person to whom an Option has been granted in writing and who at the time of granting of such Option is an Employee of an ASML Group Company;
Option Period	:	the period during which the Option may be exercised;
Option Rules	:	the ASML Stock Option Plan (version 2) including any modifications subsequently introduced therein in conformity with the same, on which these Option Conditions are based;
Revised Option Period	:	the applicable Option Period for all - or a part of - the Options after approval by Employer of a request by Option Holder as mentioned in Article 8;
Share	:	an ordinary share with a nominal value of EURO 0.02 (two EURO Cents) in the share capital of ASML, which share is listed on the Euronext Amsterdam ("AEX") in the Netherlands, or the NASDAQ Stock Market ("NASDAQ"), New York City, New York, USA, which share is acquired by Option Holder by exercising an Option granted under these Option Conditions;

Termination for Cause	:	Cause shall mean (i) any act of personal dishonesty taken by Employee in connection with his or her responsibilities as Employee and intended to result in a personal enrichment of Employee, (ii) conviction of a felony, (iii) a willful act by Employee that constitutes gross misconduct and is injurious to ASML, and (iv) continued violations by Employee of his or her obligations to ASML which are demonstrably willful and deliberate on his or her part after (a) there has been delivered to Employee a written demand for performance from ASML that describes the basis for the belief that he or she has not substantially performed his or her duties set forth in specific goals to cure such defaults, and (b) he or she has been given thirty (30) days during which he or she has been unable to cure such failure to perform his or her duties. For Employees of ASML Netherlands B.V., the term Cause shall have the meaning as stated in section 7:677 in conjunction with section 7:678 of the Dutch Civil Code at that time.

The terms defined above in the singular or in the plural shall also comprise the plural and vice versa, unless in the case concerned it can be inferred otherwise from the text of the Option Conditions.

Article 2 – Scope and Object

These Option Conditions are part of the Option Rules and contain the terms and conditions that are applicable to Option Holder pursuant to Article IV of the Option Rules.

Option Holder is aware of the fact that the value of the shares may rise or fall, and that ASML does not guarantee that Option Holder shall derive any benefit from the Options granted under this ASML Stock Option Plan – conditional options – version July 2003.

Nothing in these Option Conditions or related documents by themselves or in combination shall be construed as an expressed or implied contract of employment or a guarantee of continued future employment.

Article 3 – Acquisition of Options

Employee is granted the Options under these Option Conditions on the Date of Grant by Employer. The Options are granted in writing.

Article 4 – Acceptance of the Options

4.1	The Options shall be granted under the condition that within 10 (ten) days after the Date of Grant, Employee does not inform Employer in writing that he or she does not wish these Options to be granted to him or her;

4.2	By not rejecting the grant as described in paragraph 1 of this Article, Employee accepts (i) all of the Options granted, and (ii) the Option Rules and (iii) the Option Conditions;

4.3	Effective from the Date of Grant an Option Agreement will come into existence, unless Employee has rejected the Options as described in paragraph 1 of this Article.

Article 5 – Option Period

5.1	The Option Period shall be 10 (ten) years, counting from the Date of Grant and shall thus end on July 17th, 2013;

5.2	Options may only be exercised within the Option Period;

5.3	Options that have not been exercised within the Option Period shall lapse after the expiration of the Option Period;

5.4	Notwithstanding the provisions of paragraphs 1 through 3 of this Article, the Option Period may be extended under the circumstances as referred to in Article 8.5 by a maximum period of 12 (twelve) months.

Article 6 – Exercise Price

The Exercise Price shall be equal to the closing price “cum dividend” of an ordinary ASML Share on the Euronext Amsterdam (“AEX”) in the Netherlands on the Date of Grant. For United States residents or citizens, the EURO denominated Exercise Price will be converted into a US DOLLAR Exercise Price by using the EURO – US DOLLAR exchange rate fixing on the Date of Grant as performed by the European Central Bank at or around 14.00 C.E.T.

Article 7 – Transferability of the Option

7.1	The Option shall be strictly non-transferable and may not be encumbered with a pledge;

7.2	Devolution by last will or hereditary succession pursuant to the statutory provisions shall, however, not vitiate the Option;

7.3	Option Holder shall not be permitted to conclude any transaction in relation to the Options on NASDAQ, New York, United States of America, or any other stock exchange;

7.4	In the event of Option Holder acting in contravention of the provisions of this Article, the Options of such Option Holder shall lapse.

Article 8 – Exercise of the Option

8.1	At the request of Option Holder the Option Period may be shortened for all or part of the Options. The Revised Option Period will then replace the Option Period for part or all the Options, whichever the request may be. On the last day of the Revised Option Period Option Holder may exercise the Options for which he or she has requested the Revised Option Period. In the written request Option Holder is required to notify Employer on the requested end date of the Revised Option Period.

8.2	A written request for a Revised Option Period during the Embargo Period will not be honoured by Employer.

8.3	The Options may be exercised only in accordance with established ASML procedures existing at the time of exercise;

8.4	When exercising the Options Option Holder must comply with the “ASML Insider Trading Rules”, as in force at the time of exercising;

8.5	In case of termination of the employment relationship between Option Holder and Employer through (i) death, or (ii) incapability to act, the Options may be exercised during the entire Option Period and at any time during a period of at least 12 (twelve) months counting from the date of the termination. If the date of termination falls after the Embargo Period, then this period of 12 (twelve) months may lead to an extension of the Option Period as referred to in Article 5.4;

In case of termination of the employment relationship between the Option Holder and Employer through (iii) retirement, (iv) occupational disability (within the meaning of the Dutch Disablement Benefits Act [Wet op de Arbeidsongeschiktheidsverzekering], the Options may be exercised during the entire Option Period;

Retirement for these Option Conditions is defined as (a) leaving the employment of Employer at the age of 55 (fifty five) years or later in case Option Holder is eligible to (early) retirement payments paid by a State, Federal or private pension fund, or (b) leaving the employment of Employer under the “Rule of 65” without being eligible to (early) retirement payments paid by a State, Federal or private pension fund.

The “Rule of 65” determines that Option Holder is deemed to retire for these Option Conditions in case the Employee leaves the employment of an ASML Group Company at the age of 55 (fifty five) years after 10 (ten) years of continued employment with an ASML Group Company or her legal predecessors. For every additional year in excess of 55 (fifty five) years of age, Option Holder is required to have one year less of continued employment, until the age of 65 (sixty five) years. Option Holder is deemed to retire for these Option Conditions in case Option Holder leaves the employment of an ASML Group Company at the age of 65 (sixty five) years with one or less years of continued employment with the ASML Group Company or her legal predecessors.

8.6	If, during the Option Period, Option Holder is terminated for Cause by Employer or Option Holder is terminated by Employer on account of another reason imputable to the Option Holder, regardless of whether employment activities have been terminated, any Options not yet exercised shall lapse forthwith;

8.7	In case of termination of the employment relationship between Option Holder and Employer for reasons other than those mentioned in paragraph 5 or 6 of Article 8, without immediate re-employment of Option Holder by the Employer or another ASML Group Company, all Options granted which are not exercised at the time of termination of the employment relationship shall lapse forthwith. All Options that have become null and void will do so without Option Holder being entitled to any compensation in this respect from Employer or another ASML Group Company.

8.8	The Options may be exercised by Option Holder for the total number allocated or in tranches of 100 or multiples thereof (with the exception of the last tranche), with the provision that each exercise must take place within the Option Period, provided such exercise is not in conflict with the provisions of Article 11.

Article 9 – Dilution of Capital

9.1	If at any time the issued capital of ASML increases, for instance as a result of (i) a resolution to issue shares with a pre-emption right for the holders of the Shares at that time outstanding, (ii) a stock dividend, or (iii) a capitalisation of reserves, the Exercise Price and/or the number of Options allocated may be adjusted in such a manner as the Board of Management shall then decide;

9.2	The adjustments by the Board of Management as referred to in Article 9.1 shall be binding after an independent accountant who is a member of the Netherlands Institute for Registered Accountants [Nederlands Instituut voor Register Accountants] has issued a certificate stating that the adjustments have been determined in a reasonable manner. Adjustment of the Exercise Price shall take place on the day preceding the day on which notice was given of the aforementioned resolutions. Any tax and/or social insurance contributions payable as a result of the above shall be for the account of Option Holder;

9.3	An adjustment of the Exercise Price and/or the number of Options allocated and the computation upon which the same are based shall be notified as soon as possible to Option Holder in writing.

Article 10 – Taxes and Costs

10.1	All taxes and/or social insurance contributions payable as a result of the Options being granted and/or as a result of Options being owned and/or exercised by Option Holder, including the consequences, if any, of an amendment of the Option Conditions, shall be entirely for the account of Option Holder;

10.2	Option Holder shall be liable for all the costs relating to the exercise of Options, including but not limited to costs charged by stock brokers in connection with the exercise of Options and the contiguous sale;

10.3	Costs relating to the issue and/or acquisition of Shares in the capital of ASML shall be for the account of ASML.

Article 11 – Prevention of Insider Trading

Option Holder who, by not rejecting the Options granted as mentioned in Article 4, accepts the Option Conditions, shall at the same time, be deemed to accept the applicable “ASML Insider Trading Rules” and to act accordingly.

Article 12 — Notices

12.1	Notices which must be given by ASML to Option Holder pursuant to or in connection with the Option Rules and/or the Option Conditions shall be regarded as correctly addressed if sent to the address of the Option Holder as recorded in the Human Resources & Organisation Staff Records of the ASML Group Company;

12.2	Notices which must be given by Option Holder to ASML pursuant to or in connection with the Option Rules and/or the Option Conditions shall be regarded as correctly addressed if sent to the address of ASML as listed with the Chamber of Commerce, for the attention of the ASML Stock Option Administrator.

Article 13 — Disputes

13.1	The Option Rules, the Option Conditions, the annexes thereto, and all further documents relating to the Option Rules and/or the Option Conditions shall be governed by the laws of the Netherlands;

13.2	All disputes arising from the Option Rules, the Option Conditions, the annexes thereto, and further documents relating to the Option Rules and/or the Option Conditions, shall in the first instance, be settled by the District Court of Eindhoven.

Article 14 — Amendments

14.1	The Board of Management shall have the power to amend the Option Rules and/or Option Conditions or add further provisions to the same at any time;

14.2	The Option Holder shall be informed of any amendments or measures as referred to in this Article in good time, in writing.

TERMS AND CONDITIONS FOR OPTIONS GRANTED TO NEW HIRES OR AS AN INCENTIVE TO MANAGEMENT OF ASML GROUP COMPANIES UNDER THE ASML STOCK OPTION PLAN — CONDITIONAL STOCK OPTIONS – (Version July 2003)